Exhibit 99.3

Bragg Gaming Group Inc.

MANAGEMENT DISCUSSION & ANALYSIS FOR THE THREE- AND TWELVE-MONTH PERIODS

ENDED DECEMBER 31, 2021

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2021	1

1.MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Bragg Gaming Group Inc on a consolidated basis, for the three months ("Q4 2021") and year ended December 31, 2021. References to “Bragg” or the “Corporation” in this MD&A refer to Bragg Gaming Group Inc and its subsidiaries, unless the context requires otherwise. This document should be read in conjunction with the information presented in the audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Financial statements”).

For reporting purposes, the Corporation prepared the 2021 Financial statements in European Euros (“EUR”) and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the 2021 Financial statements. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2021 Financial statements.

This MD&A references non-IFRS financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the Corporation to lawfully conduct (or be associated with) gaming in a particular jurisdiction.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to March 10, 2022, the date the Corporation’s board of directors (the “Board”) approved this MD&A.

On April 30, 2021, the Corporation announced a one-for-ten share consolidation. At the annual and special meeting of the Corporation’s shareholders held on April 28, 2021, the Corporation’s shareholders granted the Board discretionary authority to implement a consolidation of the issued and outstanding common shares of the Corporation (“Common Shares”) on the basis of a consolidation ratio of up to fifteen (15) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Board selected a share consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Common Shares began trading on the Toronto Stock Exchange (“TSX”) on a post-consolidation basis under the Corporation’s existing trade symbol "BRAG" on May 5, 2021. In accordance with IFRS accounting principles, the change has been applied retrospectively and all balances of Common Shares, warrants and equity-based compensation such as share options, deferred share units and restricted share units have been restated after applying the consolidation ratio.

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2.CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Canadian securities legislation and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Corporation’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Corporation’s markets and the markets in which it expects to compete, risks associated with its strategic alliances and the impact of entering new markets on the Corporation’s operations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. See the section, “Risk Factors and Uncertainties”, below noting that these factors are not intended to represent a complete list of the factors that could affect the Corporation.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of March 10, 2022, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

3.LIMITATIONS OF KEY METRICS AND OTHER DATA

The Corporation’s key metrics are calculated using internal Corporation data. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of customer numbers for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology and access to information.

For important information on the Corporation’s non-IFRS measures, see the information presented in “Key metrics” and “Selected financial information” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

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Bragg Gaming: Overview and Strategy

Bragg is a growing global gaming content and technology group and owner of well-known business-to-business ("B2B") gaming companies. Its suite of iGaming content and technology, commercial relationships and operational licences allows it to offer a full turnkey gaming solution in regulated online gaming markets globally. Its premium content catalogue currently includes over 13,000 casino games, including proprietary games developed by its studios, third-party games developed on its remote games server ("RGS") for exclusive distribution, and aggregated, licensed games from top studios around the world.

The Corporation’s wholly owned suite of products includes a state-of-the-art player account management ("PAM") platform, which provides the tools required to operate an online gaming business, including player engagement and data analysis software. The Corporation’s technology was developed on a greenfield basis and is not dependent on legacy code. The Corporation’s suite of products and services offers a one-stop solution to its customers that is adaptable to various gaming markets and legislative jurisdictions, including the UK and the emerging United States and Canadian online gaming markets.

The Corporation was incorporated by Articles of Incorporation pursuant to the provisions of the Canada Business Corporations Act on March 17, 2004, and on December 20, 2018, the Corporation completed a business combination transaction to acquire Oryx Gaming International LLC (“Oryx”). The Corporation is dual-listed on the Nasdaq Global Select Market and the Toronto Stock Exchange, both under the symbol BRAG. Oryx has been in operation for over nine years as a full turnkey iGaming solutions provider to the online gaming industry, with an established customer base in Europe and Latin America.

In May 2021, the Corporation entered into a definitive agreement to acquire Spin Games LLC (“Spin”), a Reno, Nevada-based iGaming technology supplier and content provider licensed and active in key regulated North American jurisdictions. The acquisition of Spin is subject to customary closing conditions, including required regulatory approvals. In June 2021, the Corporation acquired Wild Streak LLC, doing business as Wild Streak Games (“Wild Streak”), a leading iGaming content studio based in Las Vegas, Nevada with a portfolio of proprietary titles distributed globally, including in regulated markets in the United States and Europe.

The Corporation continues to invest in building a strong, experienced management team to drive its strategic initiatives. During 2021, the Corporation bolstered its management team by the appointment in May of Chris Looney, formerly Commercial Director of online casino games developer Red Tiger Gaming, as Chief Commercial Officer, and in June with the appointment of Doug Fallon, founder of Wild Streak, as Managing Director of Group Content. Post year end, in January 2022, Lara Falzon, former Chief Financial Officer of online casino games developer Red Tiger Gaming, former Operational Group Chief Financial Officer of NetEnt and existing Bragg board member was appointed as a Chief Operating Officer.

With its experienced management team, differentiated content portfolio, software-as-a-service ("SaaS") technology and managed services, the Corporation aims to become a leading vertically integrated gaming content and technology provider in the iGaming industry.

4.OVERVIEW OF FINANCIAL YEAR 2021

4.1EXECUTIVE SUMMARY

Financial performance in 2021

The Corporation is pleased to report on trading performance for the year ended December 31, 2021. The year was characterized with vast operational activity with onboarding of new customers, triggering high demand for the Corporation’s products and services and supporting its underlying growth. The Group has continued to deliver against its strategic objectives, achieving growth, while remaining committed to revenue diversification and geographic expansion.

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Revenue

The Corporation’s revenue1 for the year ended December 31, 2021 increased from the same period in the previous year by 25.6% to EUR 58.3m (2020: EUR 46.4m) while the underlying business revenue (excluding Wild Streak) was up 21.2% compared to the same period in the previous year, continuing a solid quarterly growth momentum since Q1 2019. Wild Streak revenue for the period was EUR 2.1m (2020: Nil). The Group’s positive year-on-year revenue growth was derived mainly from organic growth from its existing customer base, the onboarding of new strategic customers in various jurisdictions and a strong revenue performance from the acquisition of Wild Streak in June 2021.

The Corporation’s revenue growth was mainly derived from the games and content which accounted for 81% (2020: 89%) of total revenues, as demand for the Group’s unique games and content and technology proposition continues to grow. The Corporation’s growth has been underpinned by continued investment and innovation in its technology and product offering. These investments enhanced the roll out of the iGaming (PAM) services in new markets throughout the year including the launch of Oryx Hub, new data analytic tools and customer engagement platform earlier this year, demonstrating the Corporation’s potential to further leverage its technology to accelerate growth.

The management is pleased that it continues to see growth in game play, unique player numbers and its overall engagements level. Total wagering generated by our customers in the year ended December 31, 2021 were up by 21.1% from the same period in the previous year to EUR 14.3 billion (2020: EUR 11.8 billion) and the number of unique players2 using our games and content increased by 11.2% to 6.5m (2020: 5.87m). These strong numbers are a result of significant improvements to our core content offering including recent technical developments giving the group a powerful competitive advantage.

Gross profit increased compared to the same period in the previous year by 40.3% to EUR 28.3m (2020: EUR 20.2m) with gross margins increasing by 5.1% to 48.6% (2020: 43.5%). This improvement is primarily due to a higher proportion of revenue derived from our iGaming platform and managed services and increase in Wild Streak games and content revenue which has no cost of sale compared to third party games and content which have associated third party costs.

Selling, general and administrative expenses increased from the same period in the previous year by 52.6% to EUR 34.8m (2020: EUR 22.8m) amounting to 59.7% of total revenue (2020: 49.2%). The increase is in line with the Corporation’s growth strategy, as the Corporation lays the foundation as a scalable and innovative vertically integrated iGaming content and technology provider in the iGaming industry. Main movements in the quarter were driven by the following:

A.	Salaries and subcontractors increased by 64.5% to EUR 14.8m (2020: EUR 9.0m) as the Corporation continued to invest in expanding its technology and product offering by enhancing the software development and product teams. Additionally, the Corporation expanded its commercial, legal, compliance and executive teams to accelerate expansion into new markets and to adjust to new regulatory requirements. The balance includes an exceptional cost amounting to EUR 1.8m (2020: EUR 0.2m), relating to the termination of the employment contract of its prior management in June and November 2021.
B.	Share based compensation costs increased by 57.5% to EUR 4.7m (2020: EUR 3.0m) predominantly due to vesting related to the share-based incentive plan awards granted to new directors and senior management in Q1 and Q3 2021 and composed of DSUs, RSUs and share options.

1 Revenue includes group share in Game and content, platform fees and management and turnkey solutions

2 Unique players individuals who made a real money bet at least once during the period

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Total employee costs (including share-based compensation charge) increased by 62.8% to EUR 19.5m (2020: EUR 12.0m) due to increased headcount in technology, product and senior management teams, increased overhead costs and share based compensation costs.

C.	IT hosting cost increased by 23.8% to EUR 1.7m (2020: EUR 1.4m) mainly due to increase in traffic and servers cost in line with the revenue growth.
D.	Professional fees increased by EUR 1.5m to EUR 3.0m (2020: EUR 1.5m). This is due to an increase in audit, legal and corporate costs to comply with quarterly reviews and additional filings as well as corporate governance requirements to support the Corporation trading on TSX, amounting to EUR 2.1m (2020: EUR 1.4). In addition, an exceptional amount of EUR 0.9m (2020: EUR 0.1m) incurred in relation to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regulatory and legal matters.
E.	Corporate costs increased by EUR 0.7m to EUR 1.4m (2020: EUR 0.7m) as a result of the Corporation’s increased investment in corporate marketing and investor relation activities.
F.	Bad debt expense decreased by EUR 0.5m to EUR 0.6m (2020: EUR 1.1m) as a result of reduction in expectancy of the risk of the aging and liquidity of trade receivables due to improvement in billing processes and collection of trade receivables.
G.	Transaction and acquisition costs amounted to EUR 1.3m (2020: EUR 2.2m) relating to the deployment of the Corporation’s M&A strategy which includes legal, financial, tax and technical processes.
H.	Other operational costs amounted to EUR 1.8m (2020: EUR 0.7m) and relate predominantly to an increase in the premium in relation to the Corporation’s directors’ and officers’ insurance to EUR 0.6m (2020: EUR 0.0m).

Total net loss from continuing operations for the period amounted to EUR 7.5m (2020: EUR 14.5m) a movement predominantly driven by the incremental increase in total employee costs (including share based payment) of EUR 7.5m, professional fees of EUR 1.5m other operational costs EUR 1.1m and depreciation and amortisation in the sum of EUR 1.9m, offset by increased gross profit of EUR 8.1m, reduction in remeasurement of deferred consideration payable of EUR 9.3m and reduction in accretion on liabilities expense of EUR 1.0m.

The Corporation’s Adjusted EBITDA increased from the same period in the previous year by 29.8% to EUR 7.2m (2020: EUR 5.5m) with Adjusted EBITDA margins increasing by 0.4% to 12.3% (2020: 11.9%) The marginal increase achieved mainly as a result of scale and improvement in the product mix of iGaming and managed services offset by the increased salaries and subcontractors costs as part of the Corporation’s strategy of investment in the expansion of its software development, product and senior management functions. A reconciliation between the current and prior year’s reported figures to Adjusted EBITDA is shown in Note 5.3.

Cash flows used in operating activities for the year ended December 31, 2021, amounted to EUR 0.0m (2020: cash flows from operating activities of EUR 6.7m). The decrease was primarily due to increase in Selling, General and Administrative Expenses together with the decrease in working capital of EUR 1.5m, the latter primarily driven by settlement of sales tax liabilities of EUR 4.4m in 2021 relating to the previous year.

Cash flows used in investing amounted to EUR 23.9m (2020: EUR 2.8m) and is mainly attributable to deferred and contingent consideration payments of the Oryx cash earn-out in the value of EUR 11.5m in Q1 2021, (2020: EUR 0.5m), consideration in connection with the acquisition of Wild Streak in the value of EUR 8.3m (2020: Nil) , pre-paid consideration for the Spin Games acquisition of EUR 1.2m (2020: Nil) and additions of intangible assets in the value of EUR 3.1m (2020: EUR 2.3m).

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Cash flows from financing activities amounted to a net cash inflow of EUR 12.4m (2020: EUR 22.3m) which is predominantly related to the net proceeds from exercise of warrants and broker warrants in the value of EUR 10.8m (2020: EUR 10.1m) relating to the November 2020 public offering, EUR 1.3m (2020: EUR 0.6m) relating to the private placement in which members of the Board and management participated in; and EUR 0.6m in proceeds from exercise of stock options (2020: EUR 0.0m).

Financial performance in Q4 2021

Revenues

During the three months ended December 31, 2021, the Corporation has continued to deliver against its strategic objectives by accelerating growth while remaining committed to revenue diversification and geographic expansion.

The Corporation’s revenue increased from the same period in the previous year by 14.4% to EUR 15.8m (Q4 2020: EUR 13.8m) while the underlying business revenue (excluding Wild Streak) was up 7.8% compared to the same period in the previous year. Wild streak revenue for the period was EUR 0.9m (Q4 2020: EUR Nil). The Corporation’s revenue was up 22.4% from the previous quarter (Q3 2021: 12.9m) mainly attributed to a stronger than expected start from launches of new customers (mainly the Netherlands) in the iGaming (PAM) and managed service segment, offsetting the new regulatory changes’ impact in the German market introduced July 1, 2021.

The Corporation’s revenue was mainly derived from the games and content services which accounted for 67.9% (Q4 2020: 86.0%) of total revenues with a significant shift towards iGaming platform and managed services with new customers during the quarter while demand for the Corporation’s unique games and content and technology proposition continued to be strong.

While the Corporation saw a continued growth in revenue with a shift of revenue from content towards iGaming platform and managed services, the total wagering generated via games and content offered by Oryx and Wild Streak in the period was down by 2.7% from the same period in the previous year to EUR 3.1 billion (Q4 2020: EUR 3.2 billion) and the number of unique players using Oryx games and content decreased by 24.6% to 1.9m (Q4 2020: 2.5m). This trend is mainly due to the effect of the new regulated German market restrictions on game play and players.

Expenses

Cost of revenue amounted to EUR 7.7m (Q4 2020: EUR 7.7m) a decrease of 0.3% from the same period in the previous year representing 49.0% of Corporation’s revenue, a decrease of 7.2% (Q4 2020: 56.2%) mainly attributable to the shift in proportion of revenue from third party games and content to owned games and content and iGaming and turnkey services, the latter of which have lower associated cost of sales.

Selling, general and administrative expenses  amounted to EUR 9.9m, a decrease of EUR 0.5m from the same period in the previous year (Q4 2020: EUR 10.4m) mainly related to a reduction of EUR 1.7m in transaction and acquisition costs, a reduction of total employee costs of EUR 0.2m (as a result of a reduction in share based compensation from previous year) offset by the increase of depreciation and amortization cost of EUR 0.9m and increase of bad debt of EUR 0.3m.

Profitability

Adjusted EBITDA amounted to EUR 1.5m (Q4 2020: EUR 1.3m) an increase of EUR 0.2m for the period with margins increasing by 0.7% to 9.8% (Q4 2020: 9.1%).

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Operating loss amounted to EUR 1.9m (Q4 2020: EUR 5.3m) a decrease of EUR 3.4m mainly as a result of nil expenses relating to loss of remeasurement of deferred and contingent consideration (Q4 2020: EUR 0.9m), a decrease of selling general and administrative expenses by EUR 0.5m, and an increase of the total gross profit for the period of EUR 2.0m.

Cash flow used in operating activities for the three months ended December 31, 2021, amounted to EUR 2.2m (Q4 2020: cash flow from operating activities of EUR 0.0m). The decrease was primarily due to the payment of trade payables and other liabilities of EUR 2.1m in the period.

Cash flow used in investing amounted to EUR 2.2m (Q4 2020: EUR 1.0m) and is mainly attributable to prepaid consideration of EUR 1.2m (Q4 2020: Nil) relating to the acquisition of Spin Games, and additions to intangible assets of EUR 1.1m (Q4 2020: EUR 0.6m). Cash flow used in financing activities amounted to EUR 0.1m (Q4 2020: cash flow from financing activities of EUR 22.5m).

Financial position

Cash and cash equivalents as of December 31, 2021, amounted to EUR 16.0m (December 31, 2020: EUR 26.1m), a decrease of EUR 10.1m, and decreased by EUR 4.3m in the three months to December 31, 2021. The primary reason for the decrease in cash position from December 31, 2020, was EUR 11.5m settlement of deferred and contingent consideration in January 2021, EUR 8.3m cash consideration for the acquisition of Wild Streak that completed in June 2021, and movement in working capital relating to sales tax in the value of EUR 4.0m offset by proceeds from the exercise of warrants and broker warrants of EUR 10.8m and prepaid consideration as part of the Spin Games acquisition of EUR 1.2m.

Trade and other receivables as of December 31, 2021, totalled EUR 8.5m (December 31, 2020: EUR 10.3m), a reduction of EUR 1.8m due to improvements in cash collection.

Prepaid expenses and other assets as of December 31, 2021, increased by EUR 2.1m to EUR 2.4m (December 31, 2020: EUR 0.3m) predominantly due to prepaid consideration as part of the Spin Games acquisition of EUR 1.2m, EUR 0.4m in royalty advances and EUR 0.2m in relation to directors and officers’ insurance.

Trade payables and other liabilities as of December 31, 2021, decreased by EUR 2.6m to EUR 14.4m (December 31, 2020: EUR 17.0m) as result of a EUR 1.3m increase in trade payables and accrued liabilities to EUR 13.8m (December 31, 2020: EUR 12.5m) offset by a decrease in sales tax payable of EUR 4.0m to EUR 0.4m (December 31, 2020: EUR 4.4m).

Deferred and contingent consideration as of December 31, 2021, was EUR Nil (December 31, 2020: EUR 11.5m) due to the full settlement of the Oryx earn-out on January 18, 2021. Upon extinguishment of the Oryx earn-out liability the Corporation is no longer exposed, with the exception of lease commitments and employee obligations, to any long-term cash debts.

Nasdaq listing

On August 27, 2021, the Corporation began trading on Nasdaq under the symbol “BRAG”. The Corporation’s shares also continue to trade on the Toronto Stock Exchange.

Other

(1)	Share Capital: As at December 31, 2021, the number of issued and outstanding shares was 19,956,034 (December 31, 2020: 13,111,248), the number of outstanding awards from equity incentive plans was 2,298,247 (December 31, 2020: 1,558,410), and the number of outstanding warrants was 16,886 (December 31, 2020: 1,655,946).

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(2)	Employees: as at December 31, 2021, the Corporation employed 286 employees (December 31, 2020: 241) across Slovenia, UK, Malta, USA and Canada.

Strategic progress

The Corporation’s vision is to become a leading vertically integrated gaming content and technology provider in the iGaming industry. It aims to achieve this as an iGaming platform and full turnkey solution provider and distributor and provider of online casino games via its in-house studios and via third party content providers, capturing an increasing proportion of the online gaming value chain. It plans to meet these objectives through the following:

1. Focus on Core Business Growth:

The Corporation intends to continue growing its core business by both adding new customers and expanding within its existing customer base alongside its customers as they increase their player base through organic growth and entering new jurisdictions.

The Corporation aims to gain new customers and support existing customers by continuing to innovate and allocating resources to drive superior player engagement to provide its customers a competitive advantage. This involves developing and securing exclusive premium content coupled with a focus on developing its platform, data analytics and player engagement tools designed to increase return on investment for Bragg’s customers.

The Corporation’s modern and proprietary technology was developed in-house, with the goal of enhancing the player experience, quickly and seamlessly integrating with customer operations to give immediate access to products and collecting and responding to real time data. The Corporation’s player engagement and data analytics tools are provided alongside its Oryx Hub distribution platform, and work across titles from any game supplier, whether the content is proprietary, exclusive, or licensed and aggregated from third parties.

During the fourth quarter of 2021, the Corporation launched its products and services in new markets and with new customers. In October 2021 it launched its platform and content with BetCity.nl in the newly regulated iGaming market in the Netherlands. It subsequently launched its platform and content with JACKS.NL, and its content with Holland Casino and Toto also in the Dutch market. In December the Corporation rolled launched its content in the United Kingdom with tier 1 operator 888casino.com. During the quarter, the Corporation also announced it had launched its content with the Playtech and White Hat Gaming platforms in multiple jurisdictions, and with its third Swiss customer, Grand Casino Baden. In November 2021, the Corporation announced a deal to license its platform to industry giant Merkur in the Czech Republic.

During the fourth quarter the Corporation further improved its services by launching a new version of its client area, a web portal for its customers which contains all the technical, compliance and marketing materials required to successfully launch its content.

For the three months ended December 31, 2021, customer concentration from the top 10 customers was 68.3% of total revenues, up by 2.1% compared to 66.2% of total revenues for the same period in the previous year. As of December 31, 2021, the Corporation’s total customer base was 146 customers (Q4 2020: 101), where a customer is a company or group of companies with one or more online casino operating licenses and one or more active online casino brands.

2. Develop Games through Owned Studios:

The Corporation intends to develop and produce more proprietary casino content, which the Corporation believes offers significant Adjusted EBITDA margin expansion opportunities by capturing a greater share of revenue generated from games. The Corporation aims to capture between 90% and 100% of the revenue from proprietary games, compared to historically capturing approximately only 30%-35% of revenue from the distribution of exclusive and non-exclusive third-party games.

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Leveraging its many years of experience in game development and its proprietary player engagement tools, the Corporation plans to design its games to produce an enhanced player experience and increase the life-time-value of players.

The Corporation’s access to data through in-game performance monitoring features also allows it to create and adjust products to better serve players’ continuously shifting preferences. The Corporation is then able to distribute new and improved content to all operators on its network. The recent acquisition of Wild Streak added over 40 premium proprietary casino games to the Corporation’s portfolio, as well as the ideas, designs and skills of Doug Fallon and his experienced studio team.

During the fourth quarter, the Corporation founded a new proprietary content studio, Atomic Slot Lab, under the leadership of Managing Director of Group Content, Doug Fallon. The studio developed its first slot title, Egyptian Magic, during the fourth quarter of 2021 and it was successfully released in January 2022. In addition, during the fourth quarter the Corporation launched its fifth slot title of 2021 from its Oryx Gaming studio, marking significant progress in its aim to release more games from owned studios.

3. Focus on M&A and Other Strategic Transactions:

The Corporation also intends to continue to grow through non-core business initiatives including through M&A and other strategic transactions. The Corporation will continue to explore and consider various strategic acquisitions, investments, joint ventures, partnerships, and other commercial initiatives. It is expected that as part of the consideration for any such transactions, the Corporation may, subject to any customary approvals, issue additional shares or other securities in the capital of the Corporation.

4. Expand to New Markets:

The Corporation has an established presence in many jurisdictions in the European market, and in Q4 further expanded its regulated market reach by obtaining a license to supply its games and technology in Netherland and the United Kingdom. In addition, the Corporation continues to lay the groundwork for entry into the newly regulated Ontario, Canada market by certifying its iGaming platform, remote games server (RGS) and an initial batch of online casino games in the territory.

As other geographies continue to adopt regulations in favour of online gaming, the Corporation believes it is well-positioned to expand into new markets. Bragg’s geographic growth strategy is driven by regulatory approvals and the subsequent creation of a new market. Markets where growth opportunities have been identified include the United States, Canada, Italy and Latin America. Within Europe, the Corporation’s goal is to further diversify across the region and increase market share through strategic partnerships with suppliers and operators and through acquisitions.

5. Expanding offering by introducing exclusive content:

The Corporation expects to expand its offering of premium exclusive third-party content. Through new investments and partnerships with more studios, it intends to increase distribution of premium and localized content. It anticipates that these exclusive deals as well as original content will allow the Corporation to create bespoke content adjustable to the markets in which it currently operates or plans to enter.

The Corporation released seven new exclusive games during the fourth quarter of 2021, including one from its proprietary Oryx Gaming studio and six from third-party studios. During the fourth quarter, the Corporation announced an exclusive, global five-year content licensing deal with Las Vegas-based casino content studio Bluberi, further expanding its exclusive content portfolio.

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6. Diversify Product Offering:

To enhance its value proposition to existing customers as well as attract new customers, the Corporation actively seeks to diversify its suite of product offerings. This entails enhancing its content base through continued partnerships with leading studios, and continuous development of its proprietary iGaming platform, remote games server, data platform and Fuze™ player engagement technologies. As the product suite continues to evolve and expand based on demand, the Corporation intends to continue investing in its technology stack.

Updates in various local markets

The Netherlands

The Corporation certified its iGaming platform, Remote games server (RGS) and an initial batch of games with the Dutch regulators for the market launch in October 2021. The Corporation launched with several customers during the fourth quarter including supplying its platform and content to BetCity.nl, the online brand of established Dutch land-based operator Casino City. It also launched its platform and content with the JACKS.NL brand from JVH, the land based market-leading casino operator in the Netherlands, with 85 properties in the country, and launched content with state-owned operators Holland Casino and Toto (Nederlandse Loterij).

The United Kingdom

The Corporation was granted a game supply and hosting license from the United Kingdom Gambling Commission in November 2021, enabling it to extend its offer to the UK market. In December 2021 the Corporation launched its content in the United Kingdom with tier 1 operator 888casino.com, with further launches following in early 2022.

Germany

The Corporation had an exposure to revenues derived from customers who have predominantly German end-users. The Corporation was prepared for the new regulatory regime which was introduced to the German market effective July 1, 2021, certifying its random number generator (RNG) and ensuring its games and technology were compliant with the new regulations. Since July 1, 2021, operators in the German market are required to be compliant with the new regulations, but as at the date of the publication of this report, no iGaming operating licences have yet been issued by the German regulator. The impact of the new German regulations on revenue were anticipated and are in line with management expectations.

Czech Republic

In February 2022, the Company announced its market entry to the Czech Republic, taking its content live with the SYNOT Group in the territory.

Italy

The Corporation is in the process of certifying content which will allow it to supply customers in the Italian market.

The United States

The Corporation has applied for a gaming supplier license in New Jersey, Pennsylvania, and Michigan.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2021	11

Canada

In March 2022, the Company received a Gaming-Related Supplier license from the AGCO, the regulatory body in Ontario, Canada. The license enables the Company to supply its platform, content and services in the territory when the market opens, currently expected on April 4, 2022

The Bahamas

In February 2022, the Company announced it had obtained a license to supply its technology, content and services in the Bahamas.

Other

The Corporation has applied for a supplier license in Belgium.

Outlook

The Corporation continues to invest in new and proprietary content, invest in its leading technology and grow and diversify its global footprint by entering into new markets in Europe and in North America and by winning new customers in new jurisdictions. Reflecting the continued progress being achieved with these and other strategic initiatives, the Corporation expects to be able to grow its Total Addressable Market (“TAM”) of approximately USD $13.5 billion in Q1 2022 to a TAM of approximately USD $21.5 billion by the end of 2022.

The Corporation also expects to increase its output of games designed and produced by its in-house studios. In early 2022 it launched its first title from its brand-new Atomic Slot Lab studio, and it will continue to release games from this studio throughout the year. It will also further increase its output of slots titles from its Oryx Gaming studio during 2022, will continue to release titles with Wild Streak Gaming and during the year it expects to close the transaction for Spin Games, bringing an expected total of four in-house gaming studios under the Corporation’s ownership. The increased proportion of in-house games released is expected to benefit the Corporation’s gross profit margin profile. The Corporation also expects to expand its portfolio of exclusive games built by third-party studios, signing licensing deals with Las Vegas-based Bluberi in November 2021 and with Malta-based Blue Guru in early 2022.

The Corporation’s North American (U.S. and Canada) market expansion is progressing according to plan and in August 2021, the Corporation listed its shares on the Nasdaq. The global outbreak of COVID-19, has had, and continues to have, a significant impact on the global economy. The Corporation derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix have. Management continues to monitor the effects COVID-19 on the Corporation’s performance and will amend its outlook as, and if, it deems necessary.

5.FINANCIAL RESULTS

5.1BASIS OF FINANCIAL DISCUSSION

The financial information presented below has been prepared to examine the results of operations from continuing activities. During the year ended December 31, 2019, the Corporation decided to discontinue its online media business unit. As such, the performance of the online media division has been excluded.

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The presentation currency of the Corporation is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within our corporate group. The presentation currency of the Euro has been selected as it best represents the majority of the Corporation’s economic inflows, outflows as well as its assets and liabilities.

5.2SELECTED ANNUAL INFORMATION

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
EUR 000	2021	2020	2019

Revenue	58,319	46,421	26,592
Net Loss from continuing operations	(7,512)	(14,476)	(10,376)
EBITDA	(1,705)	(9,023)	(6,001)
Adjusted EBITDA	7,198	5,546	1,041

Basic and diluted loss per share
- continuing operations	(0.39)	(1.69)	(1.42)

	As at	As at	As at
	December 31,	December 31,	December 31,
	2021	2020	2019

Total assets	83,390	72,094	43,880
Total non-current financial liabilities	635	740	14,924

Dividends paid	nil	nil	nil

Non-current financial liabilities predominantly consisted of deferred and contingent consideration payable of EUR 14.3m as at December 31, 2019. All deferred and contingent consideration was settled in full on January 18, 2021. As at December 31, 2021 and 2020, non-current financial liabilities consist of lease obligations on right of use assets in relation to office leases and long-term employee benefits.

With the exception of EBITDA and Adjusted EBITDA, the financial data has been prepared to conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These accounting principles have been applied consistently across for all reporting periods presented.

5.3OTHER FINANCIAL INFORMATION

To supplement its 2021 financial statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

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The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.

A reconciliation of operating loss to EBITDA and Adjusted EBITDA is as follows:

	Year Ended December 31,
EUR 000	2021	2020

Operating loss	(6,502)	(11,896)
Depreciation and amortization	4,797	2,873

EBITDA	(1,705)	(9,023)
Depreciation of right-of-use assets	(155)	(191)
Lease interest expense	(20)	(23)
Share based compensation	4,667	2,963
Transaction and acquisition costs	1,349	2,212
Exceptional costs	2,973	332
Loss on disposal of intangible assets	89	—
Loss on remeasurement of contingent consideration	—	9,276
Adjusted EBITDA	7,198	5,546

Exceptional costs in the year ended December 31, 2021 include one-time costs for the Corporation, of which EUR 1.1m is in relation to legal and professional fees on the Nasdaq listing, base shelf prospectus and other non-recurring regulatory and legal matters (2020: Nil) and EUR 1.8m (2020: EUR 0.3m) is relating to the termination of the employment contracts of senior executives.

5.4SELECTED FINANCIAL INFORMATION

Selected financial information is as follows:

	Year Ended December 31,
EUR 000	2021	2020

Revenue	58,319	46,421
Operating loss	(6,502)	(11,896)
EBITDA	(1,705)	(9,023)
Adjusted EBITDA	7,198	5,546

	As at	As at
	December 31,	December 31,
	2021	2020

Total assets	83,390	72,094
Total liabilities	17,195	32,197

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TRADE AND OTHER RECEIVABLES

	As at	As at
	December 31,	December 31,
EUR 000	2021	2020

Less than one month	8,717	9,563
Between two and three months	747	1,193
Greater than three months	1,405	1,296

	10,869	12,052
Provision for expected credit losses	(2,415)	(1,755)
Trade and other receivables	8,454	10,297

TRADE PAYABLES AND OTHER LIABILITIES

	As at	As at
	December 31,	December 31,
	2021	2020

Trade payables	1,464	6,406
Accrued liabilities	12,380	6,099
Sales tax payable	444	4,356
Other payables	69	107
Trade Payables and Other Liabilities	14,357	16,968

5.5SUMMARY OF QUARTERLY RESULTS

The following table presents the selected financial data for continuing operations for each of the past eight quarters of the Corporation.

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21

	2020				2021
EUR 000	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	8,784	12,145	11,714	13,778	14,196	15,491	12,874	15,758
Operating income (loss)	(5,080)	762	(2,282)	(5,296)	(499)	(1,825)	(2,276)	(1,902)
EBITDA	(4,296)	1,429	(1,533)	(4,623)	337	(774)	(943)	(325)
Adjusted EBITDA Loss per share (EUR)	702	1,751	1,834	1,259	2,342	1,900	(1,418)	1,538
- Basic and diluted	(0.67)	(0.08)	(0.39)	(0.52)	(0.06)	(0.12)	(0.12)	(0.08)

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2021	15

5.6LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal source of liquidity is its cash generated from operations. Currently available funds consist primarily of cash on deposit with banks. The Corporation calculates its working capital requirements from continuing operations as follows:

	As at	As at
	December 31,	December 31,
EUR 000	2021	2020

Cash and cash equivalents	16,006	26,102
Trade and other receivables	8,454	10,297
Prepaid expenses and other assets	2,442	263
Consideration receivable	56	148
Current liabilities excluding deferred and contingent consideration	(15,317)	(18,521)

Net working capital	11,641	18,289
Deferred and contingent consideration	—	(11,521)
Net current assets from continuing operations	11,641	6,768

All contingent liabilities in relation to the Oryx earn-out were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Corporation satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares. Cash paid totaled EUR 11.6m, of which EUR 11.5m fully settled deferred and contingent consideration payable and EUR 0.1m settled interest payable and legal fees.

The undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Corporation as at December 31, 2021 are below:

	2022	2023	2024	2025	Thereafter	Total

Trade payables and other liabilities	14,357	—	—	—	—	14,357
Lease obligations on right of use assets	172	157	157	157	—	643
Other non-current liabilities	—	1	1	1	236	239
	14,529	158	158	158	236	15,239

MARKET RISK

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Corporation’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Corporation’s customers thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net income (loss) as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

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LIQUIDITY RISK

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities.

5.7CASH FLOW SUMMARY

The cash flow from continuing operations may be summarized as follows:

	Year Ended December 31,
EUR 000	2021	2020

Operating activities	(41)	6,729
Investing activities	(23,883)	(2,777)
Financing activities	12,408	22,263
Effect of foreign exchange	1,420	(307)
Net cash flow (used in) from continuing operations	(10,096)	25,908

Cash flows used in investing activities is primarily due to final settlement of the Oryx earn out on January 18, 2021, of EUR 11.5m (year ended December 31, 2020: EUR 0.5m), cash consideration paid in relation to acquisition of Wild Streak of EUR 8.3m (year ended December 31, 2020: Nil), additions to intangible assets of EUR 3.1m (year ended December 31, 2020: EUR 2.3m), and prepaid consideration in relation to the acquisition of Spin of EUR 1.2m (year ended December 31, 2020: Nil):

	Year Ended December 31,
EUR 000	2021	2020
Purchases of property and equipment	(123)	(223)
Additions in intangible assets	(3,143)	(2,286)
Proceeds from sale of discontinued operations	235	259
Consideration paid upon business combination	(8,268)	—
Cash acquired from business combination	124	—
Prepaid consideration	(1,187)	—
Deferred and contingent consideration payments	(11,521)	(527)
Cash flows used in investing activities	(23,883)	(2,777)

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Cash flows from financing activities comprise EUR 10.8m of net proceeds from the exercise of warrants and broker warrants issued as part of the November 2020 equity raise, EUR 1.3m of net proceeds from shares issued to directors and officers of the Corporation in connection with a private placement (year ended December 31, 2020: EUR 0.6m) and EUR 0.6m of proceeds from exercise of stock options (year ended December 31, 2020: EUR 0.0m):

	Year Ended December 31,
EUR 000	2021	2020
Proceeds from issuance of common shares and warrants	—	12,127
Proceeds from exercise of warrants and broker warrants	10,817	10,069
Proceeds from exercise of stock options	636	18
Proceeds from shares to be issued upon private placement	—	608
Proceeds from shares issued upon private placement, net of issuance costs	1,310	—
Repayment of lease liability	(171)	(212)
Interest income	61	6
Interest and financing fees	(245)	(353)
Cash flows from financing activities	12,408	22,263

6TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Corporation and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Corporation’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Corporation. Transactions and balances between the Corporation and its key management personnel are as follows:

Consolidated Statements of Loss and Comprehensive Loss

●	Revenues for the year ended December 31, 2021, to a shareholder of the Corporation totalled EUR 115 (year ended December 2020: EUR 23).
●	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Corporation for the year ended December 31, 2021, totalled EUR 8,495 (year ended December 31, 2020: EUR 4,559).
●	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and subsequently employees of the Corporation for the year ended December 31, 2021, totalled EUR 331 (year ended December 31, 2020: EUR nil).
●	Loss on remeasurement of deferred and contingent consideration payable to the former Managing Director of Oryx for the year ended December 31, 2021, was nil (the year ended December 31, 2020: EUR 9,276). While the key management employee is no longer Managing Director of Oryx, they remain a non-executive director of the Corporation.
●	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the year ended December 31, 2021, totalled EUR 52 (year ended December 31, 2020: EUR 266).

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●	During the year ended December 31, 2021, legal fees of EUR 25 payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR nil).
●	During the year ended December 31, 2021, professional fees of EUR 98 payable to a related businesses of a non-executive member of the Board of the Corporation was recognized in the consolidated statements of loss and comprehensive loss (year ended December 31, 2020: EUR nil).

Consolidated Statements of Financial Position

●	As at December 31, 2021, EUR 47 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2020: EUR 4).
●	As at December 31, 2021, EUR 62 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Corporation (December 31, 2020: EUR nil).
●	As at December 31, 2021, EUR 1,924 of trade payables and other liabilities was due to the Corporation’s key management personnel (December 31, 2020: EUR 166).
●	As at December 31, 2021, EUR 62 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and subsequently employees of the Corporation (December 31, 2020: EUR nil).
●	As at December 31, 2021, EUR nil of deferred and contingent consideration was payable to the former Managing Director of Oryx (December 31, 2020: EUR 11,521).

Consolidated Statements of Changes in Equity

●	During the year ended December 31, 2021, EUR 22,000, of share capital (the year ended December 31, 2020: EUR nil) was issued to the former Managing Director of Oryx upon completion of the earn-out. A corresponding decrease in shares to be issued was recognized in the consolidated statements of changes in equity.
●	During the year ended December 31, 2021, EUR 13,746 of shares to be issued (year ended December 31, 2020: EUR nil) to the vendors for the sale of Wild Streak and subsequently employees of the Corporation was recognized in the consolidated statements of changes in equity.
●	During the year ended December 31, 2021, EUR 1,918 of additional share capital was recognized in consolidated statements of changes in equity in relation to the private placement by key management personnel of the Corporation (year ended December 31, 2020: EUR nil).
●	During the year ended December 31, 2021, EUR 410 additional share capital, was recognized in the consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Corporation (the year ended December 31, 2020: EUR 246).

Consolidated Statements of Cash Flows

●	During the year ended December 31, 2021, a total of EUR 11,521 in payments were made to the former Managing Director of Oryx for deferred consideration (year ended December 31, 2020: EUR 560).
●	During the year ended December 31, 2021, a total of EUR 140 in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (year ended December 31, 2020: EUR 176).
●	During the year ended December 31, 2021, a total of EUR 8,271 in cash consideration payments were made to the vendors of the sale of Wild Streak (year ended December 31, 2020: EUR nil).

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7DISCLOSURE OF OUTSTANDING SHARE DATA

The number of equity-based instruments granted or issued may be summarized as follows:

	December 31,	March 10,
	2021	2022

Common Shares	19,956,034	19,973,462
Broker Warrants	16,886	16,886
Fixed Stock Options	1,816,302	1,816,302
Restricted Share Units	235,000	197,500
Deferred Share Units	246,945	246,945
	22,271,167	22,251,095

The increase of 17,428 in Common Shares between the reporting date and the date of this MD&A is due to exercise of restricted share units and has resulted in a corresponding decrease in restricted share units in the same period. In addition, 20,072 of restricted share units were cancelled between the reporting data and date of this MD&A.

8SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Corporation’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Within the context of the consolidated financial statements, a judgment is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances.

Management continually evaluates the estimates and judgments it uses.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Corporation believes could have the most significant impact on the amounts recognized in the consolidated financial statements.

Impairment of non-financial assets (property and equipment, right-of-use assets, intangible assets and goodwill)

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing property and equipment, intangible assets and right-of-use assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment.

The Corporation has determined that Oryx Gaming and Wild Streak are two separate CGUs for the purposes of property and equipment, intangible assets and right-of-use asset impairment testing. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

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-	Key sources of estimation

In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Corporation determines fair value less costs to sell using such estimates as market rental rates for comparable properties, recoverable operating costs for leases with tenants, non-recoverable operating costs, discount rates, capitalization rates and terminal capitalization rates. The Corporation determines value in use by using estimates including projected future revenues, earnings and capital investment consistent with strategic plans presented to the Board. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.

Impairment of accounts receivable

In each stage of the expected credit loss (“ECL”) impairment model, impairment is determined based on the probability of default, loss given default, and expected exposures at default. The application of the ECL model requires management to apply the following significant judgments, assumptions, and estimations:

-

movement of impairment measurement between the three stages of the ECL model, based on the assessment of the increase in credit risks on accounts receivables. The assessment of changes in credit risks includes qualitative and quantitative factors of the accounts, such as historical credit loss experience and external credit scores;

-	thresholds for significant increase in credit risks based on changes in probability of default over the expected life of the instrument relative to initial recognition; and
-	forecasts of future economic conditions.

Leases

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate lease term on a lease-by-lease basis. Management considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option including investments in major leaseholds and past business practice and the length of time remaining before the option is exercisable. The periods covered by renewal options are only included in the lease term if management is reasonably certain to renew. Management considers reasonably certain to be a high threshold. Changes in the economic environment or changes in the office rental industry may impact management’s assessment of lease term, and any changes in management’s estimate of lease terms may have a material impact on the Corporation’s consolidated statements of financial position and consolidated statements of loss and comprehensive loss.

-	Key sources of estimation

In determining the carrying amount of right-of-use assets and lease liabilities, the Corporation is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a base risk-free interest rate estimated by reference to the bond yield with an adjustment that reflects the Corporation’s credit rating, the security, lease term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change due to changes in the business and macroeconomic environment.

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Warrants and share options

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the model used and the inputs therein to valuate the value of share option grants and issued warrants. Management considers all facts and circumstances for each grant issuance on an individual basis.

-	Key sources of estimation

In determining the fair value of warrants and share options, the Corporation is required to estimate the future volatility of the market value of the Corporation’s shares by reference to its historical volatility or comparable companies over the previous years, a risk-free interest rate estimated by reference to the Government of Canada bond yield, and a dividend yield of nil.

Long-term employee benefits obligations

-	Judgments made in relation to accounting policies applied

Management exercises judgment in determining the appropriate fair value of severance pay upon retirement and awards for years of service that certain employees have earned in return for their service. A calculation is made for each employee taking into account the cost of severance pay upon retirement due under the contract of employment and the cost of all expected awards for years of service with the Corporation until retirement.

-	Key sources of estimation

In determining the present value of liabilities to certain employees, the Corporation performs actuarial calculations in accordance with IAS 19 Employee Benefits applying the Projected Unit Credit Method to measure obligations and costs. Various assumptions are applied including retirement age, mortality, average salary of an individual and growth in income in future years.

9CHANGES IN ACCOUNTING POLICY

There have been no changes in the Corporation’s accounting policies in any of the reporting periods discussed in this MD&A.

10MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Corporation’s internal control procedures, the Corporation’s Interim Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at the date of this MD&A.

There have been no material changes in the Corporation’s internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2021	22

DISCLOSURE CONTROLS AND PROCEDURES

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Corporation, including its consolidated subsidiaries, which is required to be disclosed by the Corporation in its filings or required to be submitted by the Corporation under securities legislation is recorded, processed and summarized and reported within specified time periods. The Corporation’s Interim Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at the date of this MD&A, and have concluded that these controls and procedures were appropriately designed.

11RISK FACTORS AND UNCERTAINTIES

Certain factors, listed below, may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A and the corresponding financial statements.

The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected.

LIMITED OPERATING HISTORY

The Corporation has a limited operational history. The Corporation has never paid dividends and has no present intention to pay dividends. The Corporation is subject to risks including uncertainty of revenues, markets and profitability and the need to obtain additional funding. The Corporation will be committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research. The Corporation’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. Such risks include the evolving and unpredictable nature of the Corporation’s business, the Corporation’s ability to anticipate and adapt to a developing market and the ability to identify, attract and retain qualified personnel. There can be no assurance that the Corporation will be successful in doing what is necessary to address these risks.

KEY PERSONNEL

The success of the Corporation may be dependent on the services of its senior management and consultants. The experience of these individuals may be a factor contributing to the Corporation’s continued success and growth. The loss of one or more of its key employees or consultants could have a material adverse effect on the Corporation’s operations and business prospects. In addition, the Corporation’s future success will depend in large part on its ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. There can be no assurance that the Corporation will be successful in attracting and retaining such personnel and the failure to do so could have a material adverse effect on the Corporation’s business, operating results, and financial condition.

Bragg Gaming Group Inc. Management Discussion & Analysis December 31, 2021	23

ADDITIONAL FINANCING REQUIREMENTS

In order to accelerate the Corporation’s ability to meet its growth objectives, it may need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Corporation will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. If additional financing is raised by the issuance of Common Shares from the treasury of the Corporation, control of the Corporation may change, and shareholders may suffer additional dilution to current levels as a result of shares under option and broker warrants.

COMPETITION

The Corporation may not be able to compete successfully against current and future competitors, and the competitive pressures the Corporation faces could harm its business and prospects. Broadly speaking, the market for gambling businesses and media companies is highly competitive. The level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Some of the Corporation’s current and potential competitors have longer operating histories, larger customer bases, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Corporation. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Corporation markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Corporation. Increased competition may result in reduced operating margins as well as loss of market share.

MANAGEMENT OF GROWTH

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its operating systems and systems of internal controls. The Corporation’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations, and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Corporation may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Corporation’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Corporation will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Corporation’s operations or that the Corporation will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

ABSENCE OF PROFITS

The Corporation has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Corporation’s financial resources will continue to be directed to the development of its products and to marketing activities.  The success of the Corporation will ultimately depend on its ability to generate revenues such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

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CONFLICTS OF INTEREST

Certain proposed directors and officers of the Corporation may become associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Corporation.

12ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the Corporation’s annual information form, quarterly and annual reports and supplementary information is available on SEDAR at www.sedar.com.

Press releases and other information are also available in the Investor section of the Corporation’s website at www.bragg.games.

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